November 1, 2017

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Expense Limitations – November 1, 2017 through February 28, 2019

Dear Mr. McCain:

In connection with our service as investment adviser to the Harbor High-Yield Opportunities Fund (the “Fund”), we hereby agree to limit the total annual operating expenses, excluding interest expense and the acquired fund fees and expenses (if any), of each class of shares of the Fund until February 28, 2019 in the manner set forth below:

Harbor High-Yield Opportunities Fund	Institutional Class	Administrative Class	Investor Class	Retirement Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.73%	0.98%	1.10%	0.65%

We shall have no ability to terminate or modify this expense limitation agreement through February 28, 2019. This agreement shall automatically expire without further action by the parties at the close of business on February 28, 2019.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:

Agreed and Accepted:

HARBOR FUNDS

By:

111 South Wacker Drive, 34th Floor   |   Chicago, Illinois 60606-4302

T 800-422-1050   |   F 312-443-4444   |   www.harborfunds.com